

16014202

Section
FEB 29 2016
Wasnington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50798

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six CityPlace Drive, Suite 400
(No. and Street)

St. Louis (City) MO (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel F. Nickel (314) 729-2237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 500 (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

BFP SECURITIES, LLC

FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULES
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

TABLE OF CONTENTS


ANDERS
CPAs + ADVISORS

Independent Registered Public Accounting Firm's Report

Member
BFP Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of BFP Securities, LLC (a Missouri limited liability company), as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of BFP Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

The Schedule 1, Computation of Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule 2, Exemption Report have been subjected to audit procedures performed in conjunction with the audit of BFP Securities, LLC's financial statements. The supplemental information is the responsibility of BFP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1, Computation of Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule 2, Exemption Report are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anderson Bradshaw Hinkle Hedden & Helms LLP

February 24, 2016

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SUSAN M. FLETCHER
Notary Public
Commission # 14433204
St. Louis County
Notary Seal
STATE OF MISSOURI
My Commission Expires 06-06-2018

Signature

President and CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets		
Cash and cash equivalents	$	325,209
Wholesaler compensation receivable		233,715
Accounts receivable - billed and unbilled		3,250
Prepaid FINRA renewal fees		17,870
FINRA deposits		6,540
Prepaid commission expense		354,376
Total Current Assets	**$**	**940,960**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued commission expense	$	51,540
Due to other vendors		1,140
Total Current Liabilities		52,680
Member's Equity		888,280
Total Liabilities and Member's Equity	**$**	**940,960**

See notes to financial statements

BFP SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

Revenue		
Fee income	$	5,964,733
Interest income		10
Total Revenue		5,964,743
Expenses		
Office services		120,000
Professional fees		38,290
Commissions		668,849
Placement Costs		1,641,948
Licensing		23,423
Total Expenses		2,492,510
Net Income	$	3,472,233

See notes to financial statements

BFP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

December 31, 2014	$	1,216,047
Net Income		3,472,233
Distributions		(3,800,000)
December 31, 2015	**$**	**888,280**

See notes to financial statements

BFP SECURITIES, LLC
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities		
Net income	$	3,472,233
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of prepaid commissions		215,675
Change in assets - (increase) decrease		
Wholesaler compensation receivable		106,273
ZGLOBAL receivable		1,598
Accounts receivable - billed and unbilled		3,500
Prepaid FINRA renewal fees		(821)
FINRA deposits		979
Prepaid commission expense		(129,938)
Zurich destination business		499
Change in liabilities - increase (decrease)		
Accounts payable		(8,370)
Accrued commission expense		11,708
Due to affiliates		(43)
Due to other vendors		(1,420)
Net Cash Provided by Operating Activities		3,671,873
Cash Flows from Financing Activities		
Distributions to member		(3,800,000)
Net Cash Used by Financing Activities		(3,800,000)
Net Decrease in Cash and Cash Equivalents		(128,127)
Cash and Cash Equivalents - Beginning of Period		453,336
Cash and Cash Equivalents - End of Period	**$**	**325,209**

See notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BFP Securities, LLC (the "Company") is a limited liability company formed in 2000 under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC ("Benefit Finance Partners"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer distributing public and private variable insurance contracts. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Use of Estimates in Financial Statements

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company adopted "FASC 820, Fair Value Measurements", which defines fair value, established a framework for measuring fair value in GAAP, and expands disclosures about fair value investments. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables and accounts payable approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Wholesaler Compensation Receivable

Wholesaler compensation receivables are uncollateralized customer obligations due under normal trade terms.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of accounts receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated accounts receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers accounts receivable to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and receivables. The Company maintains its cash primarily with two financial institutions. Deposits in non-interest bearing accounts at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). Deposits in interest bearing accounts are insured by the FDIC up to $250,000. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2015.

Revenue Recognition

Fee income, which consists of wholesaler compensation fees, is calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer.

Certain wholesaler compensation fees earned by the Company are remitted by the payer to an affiliate, and the expense related to such items is recorded as placement costs.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The primary focus of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers reflecting an amount that considers when an entity expects to be entitled to those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2019.

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company recognizes such costs as incurred.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

Income Taxes

The Company is formed as a single-member limited liability company and as such its operations are included in Benefit Finance Partners' tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2012. As of and for the year ended December 31, 2015, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $272,529, which was $267,529 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.19330 to 1.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company and Benefit Finance Securities, LLC ("BFS"), a wholly-owned subsidiary of Bancorp Services, LLC, a 50 percent member of Benefit Finance Partners, are related by common ownership.

For the year ended December 31, 2015, the Company paid commissions to BFS of $523,075.

For the year ended December 31, 2015, the Company recorded wholesaler compensation from an affiliate of $3,801,601.

For the year ended December 31, 2015, the Company recorded placement costs to an affiliate totaling $1,641,948.

Sales commissions, plan administration fees, and other advances may be due to and receivable from BFS and Benefit Finance Partners. The Company had $51,540 due to BFS at December 31, 2015.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company and, pursuant to an Occupancy and Services Agreement, charges the Company a management fee of $10,000 per month for these costs. Expenses under the agreement totaled $120,000 for the years ended December 31, 2015. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and, if necessary, modifies the monthly charge.

NOTE 4 RISKS AND UNCERTAINTIES

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties.

Revenue from three customers were approximately 100 percent of the Company's revenue for the year ended December 31, 2015. Receivable from one of these customers was 100 percent of the company's receivables at December 31, 2015.

NOTE 5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2016, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

BFP SECURITIES, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

Net Capital		
Total Member's Equity	$	888,280
Deductions and/or Charges		
Non-allowable assets		
Wholesaler compensation receivable		233,715
Accounts receivable - billed and unbilled		3,250
Prepaid FINRA renewal expense		17,870
FINRA deposits		6,540
Prepaid commission expense		354,376
Total Deductions and/or Charges		615,751
Net Capital	$	272,529
Aggregate Indebtedness	$	52,680
Capital Requirements		
Minimum capital requirements (based on aggregate indebtedness)	$	3,512
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above)		5,000
Excess net capital		267,529
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	266,529
Ratio of Aggregate Indebtedness to Net Capital		0.19330 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unadited Part IIA FOCUS Report.

See notes to financial statements

BFP SECURITIES, LLC'S
EXEMPTION REPORT

BFP Securities, LLC (the "Company") is a registered broker-dealer to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provision in 17 C.F.R. section 240.15c3-3(k)(1) throughout the year without exception.

BFP Securities, LLC

I, Daniel F. Nickel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________
Title: President and CCO

February 24, 2016


ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
BFP Securities, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) BFP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BFP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:Provisions (1) and (2)(i) (the "exemption provisions") and (2) BFP Securities, LLC stated that BFP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BFP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BFP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 24, 2016

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com


ANDERS
CPAs + ADVISORS

Independent Accountants' Agreed-Upon Procedures Report on Certification of Exclusion from Membership (Form SIPC-3)

Member
BFP Securities, LLC
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Commission Act of 1934, we have performed the following procedure with respect to the accompanying Certification of Exclusion from Membership (Form SIPC-3) of BFP Securities, LLC for the year ended December 31, 2015 and filed with the Securities Investor Protection Corporation (SIPC) on January 8, 2015. The procedure we performed is as follows:

> Compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with he procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2015 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of BFP Securities, LLC taken as a whole.

Anders Minkler Huber & Helm LLP

February 24, 2016

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ______ 1/8/2015

Authorized Signature/Title Date

SIPC-3 2015

8-

8-050798 FINRA DEC 5/12/1998
BFP SECURITIES LLC
6 CITYPLACE DRIVE SUITE 400
ST LOUIS, MO 63141

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.